SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                            PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                                   VoIP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   60037J 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Steven Ivester
                              1058 Waterside Circle
                                Weston, FL 33327
                                 (866) 317-8647

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 16, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages





------------------- ------------------------------------------------------------

                    NAME OF REPORTING PERSONS
         1 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Steven Ivester
------------------- ------------------------------------------------------------

                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         2                                                            (a) |_|
                                                                      (b) |_|
------------------- ------------------------------------------------------------

                    SEC USE ONLY
         3
------------------- ------------------------------------------------------------

                    SOURCE OF FUNDS
         4          PF
------------------- ------------------------------------------------------------

                    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    |_|
         5
------------------- ------------------------------------------------------------

                    CITIZENSHIP OR PLACE OF ORGANIZATION
         6
                    USA
------------------- ------------------------------------------------------------

                                                 SOLE VOTING POWER
                                          7           6,113,510
             Number of
              Shares                   --------- -------------------------------
           Beneficially
             Owned by                            SHARED VOTING POWER
               Each                       8                -0-
             Reporting                 --------- -------------------------------
              Person
               With                              SOLE DISPOSITIVE POWER
                                          9            6,113,510
                                       --------- -------------------------------

                                                 SHARED DISPOSITIVE POWER
                                          10                -0-
-------------------------------------- --------- -------------------------------

                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                      REPORTING PERSON
         11
                      6,113,510
------------------- ------------------------------------------------------------

                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                        |_|
         12
------------------- ------------------------------------------------------------

                    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13
                    10.25%
------------------- ------------------------------------------------------------

         14         TYPE OF REPORTING PERSON
                    IN
------------------- ------------------------------------------------------------

                                                               Page 3 of 9 Pages


      This Amendment No. 2 to Schedule 13D amends and restates certain Items of the Schedule 13D, as filed and as previously amended, with respect to the beneficial equity ownership of shares of Common Stock, $.001 par value per share, of VoIP, Inc. (the "Company" or the "Issuer"), by Steven Ivester (the "Reporting Person"). The Schedule 13D was originally filed with the Securities and Exchange Commission (the "SEC") by the Reporting Person on March 2, 2004. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the
Schedule 13D, as amended, previously filed with the SEC.

ITEM 1. SECURITY AND ISSUER.

      The Company's address is 12330 S.W. 53rd Street, Fort Lauderdale, Florida 33330.

ITEM 2. IDENTITY AND BACKGROUND.

      The Reporting Person's present principal occupation is that of consultant to the Company.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.


      As described in Item 5, below, the Reporting Person utilized his own personal funds in acquiring shares of Common Stock of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and restated in its entirety:

      As of the date of this filing, the Reporting Person holds his shares of Common Stock in the Issuer principally for investment purposes. Currently, the Reporting Person intends to review his investment in the Common Stock of the Issuer from time to time and, depending upon circumstances then existing, including, without limitation, the Reporting Person's evaluation of the Issuer's securities, business, assets and operations, other investment opportunities, general economic and market conditions, legal and regulatory constraints, and other factors, the Reporting Person may from time to time acquire additional shares of the Issuer's Common Stock or dispose of all or a portion of his shares of the Issuer's Common Stock, in the open market, through privately negotiated transactions or otherwise, and may determine to take such other actions with respect to such Common Stock or the Issuer as he may deem advisable. Other than as described above, the Reporting Person, as of the date of this filing, has no plans or proposals that relate to or would result in the occurrence of any one or more actions referenced in Item 4 of Regulation ss. 240.13d-101 promulgated under the Securities Exchange Act of 1934.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      Item 5 is hereby amended in its entirety to read as follows:

      As of November 16, 2005, the Reporting Person may be deemed to beneficially own an aggregate 6,113,510 shares of the Issuer's Common Stock, or approximately 10.25% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 59,650,842 shares of Common Stock outstanding), of which an aggregate 88,510 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of October 13, 2005, the Reporting Person may be deemed to beneficially own an aggregate 8,363,510 shares of the Issuer's Common Stock, or approximately 14.78% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 56,588,004 shares of Common Stock outstanding), of which an aggregate 88,510 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

                                                               Page 4 of 9 Pages


      As of September 23, 2005, the Reporting Person may be deemed to beneficially own an aggregate 9,363,510 shares of the Issuer's Common Stock, or approximately 16.5% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 56,588,004 shares of Common Stock outstanding), of which an aggregate 88,510 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of May 26, 2005, the Reporting Person may be deemed to beneficially own an aggregate 10,013,510 shares of the Issuer's Common Stock, or approximately 37.68% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 26,578,132 shares of Common Stock outstanding), of which an aggregate 88,510 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of March 22, 2005, the Reporting Person may be deemed to beneficially own an aggregate 11,713,510 shares of the Issuer's Common Stock, or approximately 44.41% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 26,378,132 shares of Common Stock outstanding), of which an aggregate 88,510 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of February 28, 2005, the Reporting Person may be deemed to beneficially own an aggregate 11,771,410 shares of the Issuer's Common Stock, or approximately 47.99% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 24,258,982 shares of Common Stock outstanding), of which an aggregate 146,410 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of December 7, 2004, the Reporting Person may be deemed to beneficially own an aggregate 11,812,524 shares of the Issuer's Common Stock, or approximately 48.69% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 24,258,982 shares of Common Stock outstanding), of which an aggregate 187,524 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of November 22, 2004, the Reporting Person may be deemed to beneficially own an aggregate 12,687,504 shares of the Issuer's Common Stock, or approximately 54.57% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 23,251,482 shares of Common Stock outstanding), of which an aggregate 187,504 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of October 26, 2004, the Reporting Person may be deemed to beneficially own an aggregate 12,687,524 shares of the Issuer's Common Stock, or approximately 60.82% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 20,859,434 shares of Common Stock outstanding), of which an aggregate 187,524 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      As of August 30, 2004, the Reporting Person may be deemed to beneficially own an aggregate 12,704,700 shares of the Issuer's Common Stock, or approximately 68.86% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 18,448,966 shares of Common Stock outstanding), of which an aggregate 204,700 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

                                                               Page 5 of 9 Pages


      As of April 1, 2004, the Reporting Person may be deemed to beneficially own an aggregate 14,230,939 shares of the Issuer's Common Stock, or approximately 89.2% of the total number of shares of the Issuer's Common Stock outstanding (based upon an aggregate 14,230,939 shares of Common Stock outstanding), of which an aggregate 198,000 shares of the Issuer's Common Stock were held of record by a nominee for the Reporting Person. The Reporting Person may be deemed to have sole voting and dispositive power with respect to all of such shares of Common Stock.

      The following are transactions the Reporting Person has engaged in during the sixty (60) days prior to the dates set forth above:

                                                                  Nature of
 Date              Number of Shares    Price Per Share($)        Transaction*
-----              ----------------   -------------------        ---------------

4/1/04                 198,000               0.89                     P
8/26/04                  2,000               2.12                     S
8/26/04                  6,500               1.54                     P
8/27/04                  1,500               2.05                     S
8/30/04                    500               1.90                     P
8/30/04                  2,200               1.95                     P
8/30/04                  1,000               1.89                     P
9/1/04                      50               1.54                     P
9/21/04                  6,890               1.75                     S
9/21/04                  1,360               1.72                     S
9/21/04                    100               1.75                     P
9/22/04                  2,100               1.75                     S
9/22/04                  1,000               1.70                     S
9/23/04                  1,500               1.65                     P
9/24/04                  1,100               1.54                     P
9/27/04                  3,000               1.55                     S
9/28/04                    250               1.54                     P
9/29/04                    500               1.50                     S
9/29/04                  7,200               1.49                     S
9/29/04                    250               1.45                     P
9/30/04                    500               1.52                     P
10/1/04                    250               1.50                     P
10/5/04                    600               1.35                     P
10/5/04                  4,400               1.30                     S
10/5/04                    200               1.31                     S
10/6/04                    250               1.40                     S
10/6/04                    150               1.42                     P
10/6/04                  1,125               1.43                     P
10/6/04                    550               1.47                     P
10/6/04                 27,375               1.00                     P
10/6/04                 20,000               1.00                     S
10/7/04                  1,200               1.47                     S
10/7/04                  3,600               1.41                     S
10/7/04                    100               1.46                     P
10/7/04                  1,974               1.47                     P
10/8/04                    200               1.47                     P

----------
      *   P designates open market purchases
          S designates open market sales

                               Page 6 of 9 Pages

10/12/04                    50               1.48                    P
10/12/04                   250               1.44                    P
10/14/04                   100               1.42                    P
10/14/04                    50               1.49                    P
10/14/04                   275               1.43                    P
10/20/04                   100               1.19                    P
10/20/04                   100               1.22                    P
10/26/04                    25               1.39                    P
10/26/04                 2,500               1.00                    S
11/15/04                    10               1.48                    P
11/18/04                   250               1.76                    S
11/19/04                   100               1.76                    P
11/22/04                   120               1.75                    P
12/7/04                500,000                .35        Privately negotiated sale
12/7/04                 50,000                .40        Privately negotiated sale
12/7/04                325,000                ---            Gift disposition
12/13/04                 5,425               2.09                    S
12/13/04                 1,800               2.08                    S
12/13/04                   750               2.11                    S
12/13/04                 4,029               2.35                    S
12/13/04                 2,500               2.62                    S
12/13/04                 3,000               2.63                    S
12/14/04                 2,000               2.53                    P
12/16/04                 6,700               2.42                    S
12/17/04                 2,800               2.65                    S
12/17/04                   500               2.66                    S
12/17/04                   700               2.50                    P
12/17/04                   250               2.55                    P
12/20/04                 2,030               3.05                    S
12/20/04                 1,170               3.03                    S
12/20/04                   250               3.15                    S
12/20/04                 2,500               3.25                    S
12/20/04                 3,000               3.32                    S
12/20/04                 1,500               3.30                    S
12/20/04                   500               3.15                    P
12/20/04                 1,000               3.20                    P
12/21/04                 1,500               3.33                    S
12/21/04                 3,000               3.40                    S
12/21/04                 2,703               3.65                    S
12/21/04                 1,797               3.68                    S
12/21/04                 1,000               3.70                    S
12/21/04                 4,000               3.90                    S
12/21/04                   100               4.30                    S
12/21/04                 5,400               4.25                    S
12/22/04                 5,000               4.10                    S
12/22/04                 1,000               4.15                    S
12/22/04                 4,500               4.90                    S
12/22/04                   500               4.95                    S
12/22/04                 3,500               4.96                    S
12/22/04                12,000               5.05                    S
12/22/04                 1,700               5.16                    S
12/22/04                 1,300               5.00                    S
12/22/04                11,250               4.70                    S
12/22/04                   200               4.75                    S
12/22/04                   950               4.75                    P
12/23/04                   250               3.95                    P

                                                               Page 7 of 9 Pages

12/23/04                   175               3.80                    P
12/28/04                 1,050               4.10                    P
12/29/04                 3,975               4.09                    S
12/29/04                   650               4.15                    P
12/30/04                   100               4.29                    S
12/30/04                 2,750               4.26                    S
12/30/04                   200               4.25                    S
12/30/04                   900               4.20                    P
12/30/04                   250               4.29                    P
12/30/04                   250               4.30                    P
12/30/04                 1,000               4.24                    P
12/31/04                 2,900               4.25                    S
1/3/05                     500               4.05                    P
1/3/05                     500               4.10                    P
1/3/05                   2,000               4.15                    P
1/4/05                     350               4.19                    P
1/5/05                     300               4.15                    P
1/7/05                   2,650               4.08                    S
1/7/05                     450               3.89                    P
1/7/05                     275               3.60                    P
1/7/05                   1,225               3.70                    P
1/7/05                   2,000               3.75                    P
1/7/05                   2,000               3.45                    P
1/11/05                     50               3.29                    P
1/13/05                  7,500               2.77                    S
1/13/05                  2,000               2.85                    P
1/13/05                  1,000               2.80                    P
1/13/05                  1,250               2.78                    P
1/13/05                  5,000               2.50                    P
1/14/05                 10,000               2.01                    P
1/14/05                 19,410               2.00                    P
1/14/05                    750               1.95                    P
1/14/05                    500               2.03                    P
1/14/05                    500               2.05                    P
1/14/05                    500               2.15                    P
1/14/05                  8,640               2.25                    P
1/19/05                 18,050               2.40                    S
1/20/05                  2,950               2.45                    S
1/20/05                    500               2.40                    P
1/20/05                    500               2.41                    P
1/24/05                  4,500               2.25                    S
1/24/05                  2,000               2.10                    P
1/28/05                  1,500               1.79                    P
1/28/05                  1,500               1.80                    P
1/28/05                  1,500               1.84                    P
1/28/05                  2,600               1.85                    P
1/28/05                  3,000               1.88                    P
1/28/05                  9,350               1.90                    P
1/28/05                  5,500               1.89                    P
1/31/05                  1,000               1.89                    P
2/3/05                   1,500               2.10                    S
2/3/05                   1,300               2.15                    P
2/4/05                   5,000               2.15                    S
2/4/05                     260               2.16                    S
2/4/05                     500               2.17                    P
2/4/05                     665               2.14                    P

                                                               Page 8 of 9 Pages

2/4/05                   5,000               2.15                    P
2/7/05                   2,100               2.15                    S
2/7/05                   1,000               2.10                    P
2/9/05                     750               1.90                    P
2/18/05                    500               1.84                    P
2/23/05                    100               1.76                    P
2/24/05                    155               1.74                    P
2/28/05                  3,800               6.44          Privately negotiated purchase
3/04/05                  2,500               1.00                    S
3/8/05                     100               1.80                    P
3/8/05                  22,500               1.00                    S
3/22/05                 33,000               1.00                    S
5/26/05              1,700,000               1.17       Privately negotiated disposition
9/23/05                650,000                ---       Privately negotiated disposition
                                                            per settlement agreement
10/13/05             1,000,000               1.60           Privately negotiated sale
11/16/05             2,250,000               1.1125         Privately negotiated sale

                                                               Page 9 of 9 Pages






                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2006

                                /s/ Steve Ivester
                                -----------------
                                 Steven Ivester